David Lubin & Associates, PLLC
                            26 East Hawthorne Avenue
                             Valley Stream, NY 11580
                               Tel. (516) 887-8200
                               Fax (516) 887-8250


                                                                January 11, 2007

BY EDGAR AND
FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Jeffrey P. Riedler

Re: PowerRaise, Inc.
    Amendment No.1 Registration Statement on Form SB-2
    ("Amendment No. 1")
    Filed on December 18, 2006
    File Number 333-137251

Dear Mr. Riedler:

     This law firm represents PowerRaise, Inc. (the "Company"). On behalf of the Company, we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No.3 to the Registration Statement on Form SB-2. Although, on January 8, 2007, we submitted via EDGAR, Amendment No. 2 to the Registration Statement on Form SB-2 ("Amendment No.2") and the corresponding response to the Commission's comments, dated January 3, 2007, we are now filing Amendment No. 3 with the Commission for the following reason:

     1. We have revised the disclosure on executive compensation to comply with the new executive compensation disclosure requirements as discussed in SEC Release No. 33-8732A (the "SEC Release"). In accordance with the SEC Release, we have revised the tabular version of the Summary Compensation and we have added a statement that there are no outstanding equity awards.

     The Company respectfully submits via EDGAR this letter to the Commission and Amendment No.3. Please note that in order to help expedite the review process, we are also submitting via courier three (3) blacklined copies showing the changes made in Amendment No. 1.

     The Company appreciates your review in assisting it to enhance the overall disclosure in its filings. Please address any questions or further comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

                                Very truly yours,


                                /s/ David Lubin & Associates, PLLC
                                ---------------------------------------
                                David Lubin & Associates, PLLC

cc: Ruth Navon